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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cavanal Hill Distributors Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Williams Center, 15th Floor

(No. and Street)

Tulsa	**Oklahoma**	**74172**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Swanson	**918-295-0550**	cswanson@bokf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Williams Center, Suite 1700	**Tulsa**	Oklahoma **74172**
(Address)	(City)	(State) (Zip Code)

October 20, 2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Swanson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cavanal Hill Distributors _____, as of 12/31 _____, 2 023 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public
State of Oklahoma
BEVERLY D. SUTTON
TULSA COUNTY
COMMISSION #20012978
Comm. Exp. 10-19-2024

Signature: _____

Title: _____
Chief Financial Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
CAVANAL HILL DISTRIBUTORS, INC.
Year Ended December 31, 2023
With Report of Independent
Registered Public Accounting Firm

Cavanal Hill Distributors, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2023

Contents



Ernst & Young LLP
Suite 1700
1700 One Williams
Center
Tulsa, OK 74172

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Cavanal Hill Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cavanal Hill Distributors, Inc. (the Company) as of December 31, 2023, the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

January 31, 2024

Cavanal Hill Distributors, Inc.

Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	2,519,890
Receivable from mutual fund		718,337
Premises and equipment, net of accumulated depreciation of $151,798		90,707
Prepaid expenses and other assets		98,607
Income tax receivable from Parent		14,905
Deferred tax asset		66,910
Total assets	$	3,509,356
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliate	$	735,376
Accrued operating expenses		323,786
Payable to broker/dealer		7,511
Total liabilities		1,066,673
Stockholder's equity:		
Common stock, $1 par value – 1,000 shares authorized and issued		1,000
Additional paid-in capital		19,635,649
Retained deficit		(17,193,966)
Total stockholder's equity		2,442,683
Total liabilities and stockholder's equity	$	3,509,356

See accompanying notes to financial statements.

Cavanal Hill Distributors, Inc.

Statement of Operations
Year Ended December 31, 2023

Revenues		
Cavanal Hill Funds distribution fees	$	5,698,845
Interest income		88,303
Total operating revenues		5,787,148
Expenses		
Broker commissions		5,692,852
Personnel		1,638,599
Professional fees		558,258
Affiliate allocated expenses		447,071
Administrative and other		335,083
Business promotion		245,811
Data processing		150,392
Total operating expenses		9,068,066
Net loss before taxes		(3,280,918)
Income tax benefit		(780,662)
Net loss	$	(2,500,256)

See accompanying notes to financial statements.

Cavanal Hill Distributors, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2023

	Common Stock		Additional Paid In Capital	Retained Deficit	Total
	Shares	Par Value			
Balance January 1, 2023	1,000	$ 1,000	$ 16,679,305	$ (14,693,710)	$ 1,986,595
Net loss	—	—	—	(2,500,256)	(2,500,256)
Capital contribution from Parent	—	—	2,950,000	—	2,950,000
Capital provided by share-based compensation	—	—	6,344	—	6,344
Balance, December 31, 2023	1,000	$ 1,000	$ 19,635,649	$ (17,193,966)	$ 2,442,683

See accompanying notes to financial statements.

Cavanal Hill Distributors, Inc.

Statement of Cash Flows
Year Ended December 31, 2023

Operating activities		
Net loss	$	(2,500,256)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation		6,344
Depreciation expense		27,905
Deferred income taxes		(25,390)
(Increase) decrease in operating assets:		
Income tax receivable from Parent		45,252
Receivable from mutual fund		(405,063)
Prepaid expenses and other assets		(1,035)
Increase (decrease) in operating liabilities:		
Payable to affiliate		379,390
Accrued operating expenses		86,523
Payable to broker/dealer		(20,092)
Net cash used in operating activities		(2,406,422)
Financing activities		
Capital contribution		2,950,000
Net cash provided by financing activities		2,950,000
Net increase in cash and cash equivalents		543,578
Cash and cash equivalents at beginning of year		1,976,312
Cash and cash equivalents at end of year	$	2,519,890
Supplemental disclosure of cash flow information		
Cash refund of taxes from Parent	$	800,524

See accompanying notes to financial statements.

Cavanal Hill Distributors, Inc.

Notes to Financial Statements

As of and for the Year Ended December 31, 2023

---

1. Organization and Description of Business

Cavanal Hill Distributors, Inc. ("CHD" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("BOKF" or "the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") effective August 9, 2016. CHD is licensed as a broker/dealer engaged solely as a mutual fund distributor and underwriter for Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940 (the "1940 Act"). The Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly claims exemption from the remaining provisions of the Rule. We are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

BOKF NA, a wholly owned subsidiary of the Parent, is custodian for the Cavanal Hill Funds. Cavanal Hill Investment Management, a wholly owned subsidiary of BOKF NA, serves as investment advisor and administrator to the Cavanal Hill Funds. BOKF, NA is also a qualified member of the selling group, as defined in the Selling Group Member Agreement, and receives commissions from CHD based upon the average net asset balances of Cavanal Hill Funds held by their customers. CHD's Parent is a financial holding company authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2023, cash and cash equivalents includes $1,745,474 in a money market fund sponsored by an unrelated global investment bank and $774,416 on deposit with BOKF, NA, an affiliated bank. Interest revenue is recorded as earned.

Premises and Equipment

Premises and equipment consist of capitalized occupancy costs, office equipment, furniture, and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Prepaid Expenses and other assets

Prepaid expenses include advances to the Cavanal Hill transfer agent to facilitate payment of broker dealer commissions (12b-1 fees) and other expenses.

Revenue Recognition

The Company earns revenue by providing services to the Cavanal Hill Funds as described in the Distribution and Shareholder Services Plan. Revenue is accrued monthly in the period performance obligations are met based on daily average net asset balances.

Broker Commissions Expense

The Company pays amounts to qualified members of the selling group as defined in the Selling Group Member Agreement. Amounts due under the agreement are paid in arrears based upon average net asset balances held by the selling group member's customers.

Income Taxes

The Parent and its subsidiaries, including the Company, file consolidated tax returns. The Company provides for income taxes on a separate return basis and remits to the Parent any amounts determined to be currently payable. The Parent is agent for the Company under the tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company.

Current income tax expense or benefit is based on an evaluation that considers estimated taxable income and statutory federal and state income tax rates. The amount of current income tax expense or benefit recognized in any period may differ from amounts reported to taxing authorities.

Deferred tax assets and liabilities are based upon the temporary differences between the values of assets and liabilities as recognized in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of changes in statutory tax rates on the measurement of deferred tax assets and liabilities is recognized through income tax expense in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized.

Unrecognized tax benefits are included in accrued current income taxes payable for the uncertain portion of recorded tax benefits and related interest. These uncertainties result from the application of complex tax laws, rules, regulations and interpretations, primarily in state taxing jurisdictions. Unrecognized tax benefits are assessed quarterly and may be adjusted through current income tax expense in future periods based on changing facts and circumstances, completion of examinations by taxing authorities or expiration of a statute of limitations. Estimated penalties and interest on uncertain tax positions are recognized in income tax expense.

3. Net Capital Requirements

CHD is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2023, CHD's net capital position was as follows:

Net capital, as defined	$	1,643,496
Net capital required		71,112
Excess capital	$	1,572,384
Net capital ratio***		64.90%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

CHD does not carry its own customer accounts.

4. Related-Party Transactions

At December 31, 2023, payable to affiliate of $735,376 consisted of $710,826 of fees collected from the Cavanal Hill Funds and payable to BOKF, NA and $24,550 for net intercompany settlement of certain operating expenses paid by BOKF, NA on behalf of CHD. CHD's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

Current income taxes receivable from Parent of $14,905 included a receivable of $35,660 for state income taxes and a payable of $20,755 for federal income taxes. CHD is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between CHD and the Parent, income taxes are allocated to CHD on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

CHD affiliate expenses are paid to third parties by BOKF, NA. In 2023, CHD incurred $447,071 of expenses allocated to CHD by, and reimbursable to, BOKF, NA. Of this, risk & compliance costs were $202,312, technology & communication costs were $119,311, occupancy costs were $63,767, human resources were $32,856 and other expenses were $28,825. In addition, $6,011,336 of broker commissions expense was paid to BOKF, NA during the year.

BOKF's board has approved ongoing capital contributions to cover expenses of the Company. In 2023, BOK Financial contributed $2,956,344 in cash and share based compensation.

5. Commitments and Contingencies

A former employee has filed an action in Oklahoma County District Court alleging that the Company failed to make bonus payments on additions to certain accounts over a period of several years. The Company disputes the allegations and believes it has factual defenses against the claim. The claim is now in arbitration under the rules and regulations of FINRA pursuant to the Order of the Oklahoma County District Court. The Company has made an accrual for a loss in this matter. The same employee has claimed that, as a male, he was terminated when, under like circumstances, females were not terminated. That claim of discrimination is pending in the Oklahoma County District Court. With respect to the discrimination claim, Management is advised by counsel that a loss is not probable, and a reasonable estimate of the amount of the loss is not reasonably estimable.

6. Income Taxes

The net deferred tax asset was $66,910 as of December 31, 2023. The net deferred tax asset consists of deferred tax assets of $72,970 and deferred tax liabilities of $6,060. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized. No valuation allowance was required at December 31, 2023. The deferred income taxes relate to accrued operating expenses, stock compensation and depreciation.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the income tax expense (benefit), for the year ended December 31, 2023 was as follows:

	Amount	Percent
Tax benefit at U.S. statutory rate	$ (688,992)	21.00 %
State income tax, net of federal tax benefit	(101,534)	3.09 %
Other, net	9,864	(0.30)%
Total income tax benefit	$ (780,662)	23.79 %

The significant components of the income tax provision for the year ended December 31, 2023, were as follows:

Current:	
Federal	$ (630,961)
State	(124,311)
Total current	(755,272)
Deferred:	
Federal	(20,901)
State	(4,489)
Total deferred	(25,390)
Total income tax benefit	$ (780,662)

There were no uncertain tax positions at December 31, 2023.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

7. Employee Benefits

CHD employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF, NA. Employee contributions are matched by CHD equal to 6% of base compensation as defined in the plan. CHD matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including the Parent's common stock fund or Cavanal Hill Funds. Employer contributions invested in accordance with the participant's investment options vest over five years. CHD employees also participate in healthcare and other benefit plans sponsored by BOKF, NA. Total allocated expense from these benefit plans to CHD, included in personnel expense, was $181,100 for 2023.

CHD's employees may also be awarded share-based compensation through the Parent's various share-based compensation plans, primarily in the form of non-vested common shares of the Parent. Grant date fair value of non-vested shares is based on the then-current market value of the Parent's common stock. Non-vested shares generally vest in three years and are subject to a two year holding period after vesting. Compensation cost is recognized as expense over the service period, which is generally the vesting period. Expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur. In 2023, the Parent allocated $6,344 of share-based compensation benefit to CHD, which is included in personnel expense.

8. Subsequent Events

CHD has evaluated events from the date of the financial statements on December 31, 2023, through the date the financial statements were issued. No events were identified requiring recognition in and/or disclosure in the Financial Statements.

Supplemental Information

Cavanal Hill Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2023

Net capital

Stockholder's equity	$	2,442,683
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		2,442,683
Non-allowable assets:		
Fixed assets		90,707
Prepaid expenses and other assets		98,607
Income tax receivable from Parent		14,905
Deferred tax asset		66,910
Total non-allowable assets		271,129
Other deductions or charges		493,149
Net capital before haircuts		1,678,405
Regulatory haircuts on certain cash equivalents		34,909
Net capital	$	1,643,496

Computation of basic net capital requirement

Minimum net capital required (1/15 of aggregate indebtedness)	$	71,112
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	71,112
Excess net capital	$	1,572,384

Computation of aggregate indebtedness

Total aggregate indebtedness	$	1,066,673
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	1,066,673
Percentage of aggregate indebtedness to net capital		64.90%

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.



Ernst & Young LLP
Suite 1700
1700 One Williams
Center
Tulsa, OK 74172

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Cavanal Hill Distributors, Inc.

We have reviewed management's statements, included in the accompanying Cavanal Hill Distributors, Inc.'s Exemption Report, in which (1) Cavanal Hill Distributors, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2023, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 31, 2024



One Williams Center
15th Floor
Tulsa, OK 74172
www.cavanalhill.com

Cavanal Hill Distributors, Inc.'s Exemption Report

Cavanal Hill Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(1)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Cavanal Hill Distributors, Inc.

I, Craig Swanson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Signed: Craig Swanson
Title: Chief Financial Officer
Date: January 31, 2024



Ernst & Young LLP
Suite 1700
1700 One Williams
Center
Tulsa, OK 74172

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Cavanal Hill Distributors, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion from Membership (Form SIPC-3) for the year ended December 31, 2023. Management of Cavanal Hill Distributors, Inc. (Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2023, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2023.

   No findings were found as a result of applying the procedure.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2023 with the audited financial statements and supporting distribution fee revenue documents.

   No findings were found as a result of applying the procedure.

1

3. Recalculated the arithmetical accuracy of the total revenues reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2023 and in the audited financial statements and supporting distribution fee revenue documents.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accounts and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim of exclusion from membership in SIPC for the fiscal year ended December 31, 2023. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Cavanal Hill Distributors, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 31, 2024

Cavanal Hill Distributors Inc

Schedule of Form SIPC-3 Revenues for the year ended 12/31/23

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$ 5,698,845.31	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$ 5,698,845.31	**Total Revenues**